Delaware	Page 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF DESIGNATION OF “MOTUS GI HOLDINGS, INC.”, FILED IN THIS OFFICE ON THE TWENTIETH DAY OF DECEMBER, A.D. 2016, AT 10:11 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

6157840 8100	Authentication: 203548965
SR# 20167167231	Date: 12-20-16

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES A CONVERTIBLE PREFERRED STOCK

OF

MOTUS GI HOLDINGS, INC.

It is hereby certified that:

1.	The name of the Company (hereinafter called the “Company”) is Motus GI Holdings, Inc., a Delaware corporation.

2.	The Certificate of Incorporation (the “Certificate of Incorporation”) of the Company authorizes the issuance of ten million (10,000,000) shares of preferred stock, $0.0001 par value per share, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3.	The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, that 2,000,000 of the Ten Million (10,000,000) authorized shares of Preferred Stock of the Company shall be designated Series A Convertible Preferred Stock, $0.0001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any person controlled directly or indirectly through one or more intermediaries, by the Company. A Person shall be regarded as in control of the Company if the Company owns or directly or indirectly controls more than fifty percent (50%) of the voting stock or other ownership interest of the other person, or if it possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such person.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Certificate of Designations” means this Certificate of Designation of Preferences, Rights and Limitations of Series A Convertible Preferred Stock.

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“Common Stock” means the Company’s common stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock, and excluding shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock.

“Company Conversion Notice” means a notice delivered by the Company to effect a Mandatory Conversion of all the outstanding Series A Convertible Preferred Stock, provided that the effective date of such Mandatory Conversion shall be no less than ten Business Days following delivery of such notice.

“Conversion Date” shall have the meaning set forth in Section 6(d).

“Conversion Price” means $5.00, subject to adjustment as set forth in Section 7.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock in accordance with the terms hereof.

“Effective Date” means the date that this Certificate of Designation is filed with the Secretary of State of Delaware.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean the owner of the Series A Convertible Preferred Stock.

“Junior Securities” shall be the Common Stock and any other class or series of capital stock of the Company hereafter created which does not expressly rank pari passu with or senior to the Series A Convertible Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 5(a).

“Mandatory Conversion” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Date” shall have the meaning set forth in Section 6(b).

“Notice of Conversion” shall have the meaning set forth in Section 6(d).

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“Preferred Stock” means the Company’s preferred stock, par value $0.0001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

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“Series A Convertible Preferred Stock” shall have the meaning set forth in Section 2.

“Stated Value” means $5.00 per share.

“Subscription Agreement” means, with respect to each Holder, the subscription agreement between the Company and the original Holder.

“Trading Day” means a day on which any trading market or exchange on which the Common Stock may then trade is open for business.

Section 2. Designation and Authorized Shares. The series of Preferred Stock designated by this Certificate shall be designated as the Company’s Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock”) and the number of shares so designated shall be 2,000,000, provided, however, the Company may increase the number of shares of Series A Convertible Preferred Stock that has been designated solely by action of the Company’s Board of Directors and no further consent of the Holders is required. So long as any of the Series A Convertible Preferred Stock are issued and outstanding, the Company shall not issue any shares of its preferred stock that are senior to the Series A Convertible Preferred Stock in Liquidation without the approval of the Holders of a majority of the issued and outstanding shares of Series A Convertible Preferred Stock. The Series A Convertible Preferred Stock shall not be redeemed for cash and under no circumstances shall the Company be required to net cash settle the Series A Convertible Preferred Stock.

Section 3. Dividends. The Holders of the Series A Convertible Preferred Stock will not be entitled to receive dividends.

Section 4. Voting Rights. On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each Holder of outstanding shares of Series A Convertible Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Convertible Preferred Stock held by such Holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Certificate of Incorporation, Holders of Series A Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class. The Holders shall be entitled to the same notice of any regular or special meeting of the stockholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. As long as any shares of Series A Convertible Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Holders of the majority of the then outstanding shares of the Series A Convertible Preferred Stock, amend, alter or repeal any provision of this Certificate of Designations in a manner that adversely affects the powers, preferences or rights of the Series A Convertible Preferred Stock, or issue, or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Convertible Preferred Stock with respect to the distribution of assets on Liquidation.

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Section 5. Liquidation.

(a) The Series A Convertible Preferred Stock shall with respect to distributions of assets and rights upon the occurrence of a Liquidation, rank (i) senior to the Junior Securities of the Company and (ii) senior to each other class of series of capital stock of the Company hereafter created which does not expressly rank pari passu with or senior to the Series A Convertible Preferred Stock. Upon any liquidation, dissolution or winding-up of the Company (“Liquidation”), the Holders of Series A Convertible Preferred Stock will be entitled to be paid for each share of Series A Convertible Preferred Stock held thereby, out of, but only to the extent the assets of the Company are legally available for distribution to its stockholders, an amount equal to the Stated Value per share (as adjusted for stock splits, stock dividends, combinations or other recapitalizations of the Series A Convertible Preferred Stock), plus any accrued but unpaid dividends before any distribution or payment may be made to the holders of any Junior Securities. If the assets of the Company available for distribution to holders of Series A Convertible Preferred Stock shall be insufficient to permit payment in full to such holders of the sums which such holders are entitled to receive in such case, then all of the assets available for distribution to holders of the Series A Convertible Preferred Stock shall be distributed among and paid to such holders ratably in proportion to the amounts that would be payable to such holders if such assets were sufficient to permit payment in full.

(b) After the Holders of all series of Series A Convertible Preferred Stock shall have been paid in full the amounts to which they are entitled in paragraph 5(a), the remaining assets of the Company available for distribution to its stockholders shall be distributed among the Holders of the shares of Series A Convertible Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such Series A Convertible Preferred Stock as if it had been converted to Common Stock pursuant to the terms of the Certificate of Designations immediately prior to such Liquidation.

Section 6. Conversion.

(a) Conversions at Option of Holder. Each share of Series A Convertible Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price in effect on the Conversion Date.

(b) Mandatory Conversion. On the sooner to occur of (i) three years from the Effective Date or (ii) the effective date set forth in the Company Conversion Notice (each of the foregoing, a “Mandatory Conversion Date”), each outstanding share of Series A Convertible Preferred Stock will automatically convert into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Stated Value by the Conversion Price in effect on the Mandatory Conversion Date (a “Mandatory Conversion”). Within three Trading Days of (i) the Mandatory Conversion Date, if the shares of Series A Convertible Preferred Stock are uncertificated, or (ii) such Holder’s surrender of the certificate representing the Series A Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and an indemnity bond in a form acceptable to the Company’s transfer agent, or if the Company acts as its own transfer agent, an agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), the Company shall deliver to each Holder the Conversion Shares issuable upon conversion of such Holder’s Series A Convertible Preferred Stock, provided that, any failure by the Holder to return a certificate for Series A Convertible Preferred Stock will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur on the Mandatory Conversion Date.

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(c) Conversion Shares. The number of Conversion Shares which the Company shall issue upon conversion of the Series A Convertible Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of Series A Convertible Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion.

(d) Mechanics of Conversion

(i) Notice of Conversion at the Option of Holder. In order for a Holder of Series A Convertible Preferred Stock to voluntarily convert shares of Series A Convertible Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice (“Notice of Conversion”) to the Company’s transfer agent at the office of the transfer agent for the Series A Convertible Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent) that such Holder elects to convert all or any number of such holder’s shares of Series A Convertible Preferred Stock and (b), if such Holder’s shares are certificated, surrender the certificate or certificates for such shares of Series A Convertible Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and an indemnity bond in a form acceptable to the Company’s transfer agent, or if the Company acts as its own transfer agent, an agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series A Convertible Preferred Stock (or at the principal office of the Company if the Company serves as its own transfer agent). Such notice shall state such Holder’s name or the names of the nominees in which such Holder wishes the shares of Common Stock to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the date of conversion (the “Conversion Date”), and the Conversion Shares, if any, issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.

(e) Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date, the Company shall issue and deliver to such holder of Series A Convertible Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Conversion Shares, if any, issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Convertible Preferred Stock represented by the surrendered certificate that were not converted into Common Stock. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to pursue such legal remedies for the default as may be available.

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(i) Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series A Convertible Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series A Convertible Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable upon the conversion of all outstanding shares of Series A Convertible Preferred Stock.

(ii) Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of or as dividends on the Series A Convertible Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to purchase or be issued upon such conversion, the Company shall round up to the next whole share of Common Stock.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Company, at any time while the Series A Convertible Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Series A Convertible Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a) will apply shares of reclassified capital stock, outstanding immediately after such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

(b) Fundamental Transaction. If, at any time while the Series A Convertible Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (C) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series A Convertible Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of the Series A Convertible Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that the Series A Convertible Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

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(c) Calculations. All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

(d) Notice to the Holders. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8. Royalty Payment Rights. The Holders of the Series A Convertible Preferred Stock have the royalty payment rights (the “Royalty Payment Rights”), as set forth in and subject to the terms and conditions in this Certificate of Designations, pursuant to which the Company is required to pay the holder of the Series A Convertible Preferred Stock a royalty. Upon the Mandatory Conversion Date, any Holder of the Series A Convertible Preferred Stock will no longer be entitled to Royalty Payment Rights by virtue of owning shares of Series A Convertible Preferred Stock and instead the Company shall issue to each Holder a Royalty Payment Rights certificate, evidencing such Royalty Payment Rights, which certificate shall contain in all material respects the Royalty Payment Rights set forth herein.

(a) Definitions. For purposes of Section 8, the following terms have the following meanings:

“First Commercial Sale” means, on a country by country basis, with respect to a Product, the first bona fide sale of such Product to a third party by or on behalf of the Company or its Affiliates in a country after Regulatory Approval has been achieved for such Product in such country. For greater certainty, sales for test marketing, sampling and promotional uses, clinical trial purposes or compassionate or similar use shall not be considered to constitute a First Commercial Sale, so long as the Product is provided free of charge, or at or below cost.

“Investor” mean the holder of Participating Royalty Interests.

“Licensing Proceeds” means all cash received by the Company and its Affiliates from third party licensees or partners with respect to licensing or partnering arrangements with respect to a Product, including, without limitation, (i) royalties based on sales of Products by third party licensees or their sublicensees; (ii) any licensing fees (including, without limitation, upfront fees) for rights to develop or commercialize Products, or other payments in connection with the licensing of rights with respect to Products; (iii) milestone payments (including without limitation, those based on development, regulatory or commercialization milestones for Products); and (iv) research and development funding.

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“Net Sales” means for any period, the gross amount invoiced by the Company and its Affiliates for the sale of Products, (including, without limitation, third party agents, distributors and wholesalers), less the total of the following, to the extent applicable:

(i)	trade, cash and/or quantity discounts not already reflected in the amount invoiced;

(ii)	all excise, sales and other consumption taxes (including VAT) and custom duties, whether or not specifically identified as such in the invoice to the third party;

(iii)	freight, distribution, insurance and other transportation charges, whether or not specifically identified as such in the invoice to the third party;

(iv)	amounts repaid or credited by reason of rejections, defects or returns or because of chargebacks, retroactive price reductions, refunds or billing errors;

(v)	any royalty amounts or license fees payable by the Company to a non-Affiliate third party for access to, or licensing in of, such non-Affiliate third party’s intellectual property rights for use or exploitation of the Products; and

(vi)	rebates and similar payments made with respect to sales paid for or reimbursed by any governmental or regulatory authority such as, by way of illustration, United States Federal or state Medicaid, Medicare or similar state program or equivalent foreign governmental program.

For purposes of determining Net Sales, “sale” will not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes. “Net Sales” also excludes all Licensing Proceeds received by the Company and its Affiliates from third party licensees to the extent that a royalty payment has otherwise been made with respect to such Licensing Proceeds.

“Participating Royalty Interests” shall mean (i) for each Holder the number of shares of Series A Convertible Preferred Stock held on the applicable Record Date, and (ii) for all Holders in the aggregate the number of shares of Series A Convertible Preferred Stock held by all Holders on the applicable Record Date.

“Patent” shall mean all national, regional, and international (a) issued patents, including without limitation utility patents, design patents, and utility models; (b) pending patent applications (whether provisional or non-provisional); (c) divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing, and patents resulting from any opposition or post-grant proceedings, including without limitation post-grant review, covered business method patent review, inter partes review, and derivation proceedings; and (d) any other forms of governmental authority issued rights substantially similar to any of the foregoing.

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“Private Placement Offering” means only that private placement offering of Units conducted pursuant to the Confidential Private Placement Memorandum of the Company, dated November 30, 2016.

“Product” means either (i) the Pure-Vu system, including disposables, parts, and services or (ii) any other system or device that is covered by a Patent issued to or issuable to the Company as of the Effective Date.

“Record Date” means the third Business Day prior to the applicable date, as determined in Section 8(c), on which a Royalty Amount is payable by the Company.

“Regulatory Approval” means the approval of the Company’s Pure-Vu system product candidate by the U.S. Food and Drug Administration or the European Medicines Agency.

“Royalty Amount” shall have the meaning set forth in Section 8(b).

“Royalty Amount Per Share” shall be expressed as a dollar amount and shall be equal to the Royalty Amount divided by the aggregate Participating Royalty Interests on the applicable Record Date.

“Royalty Term” means, with respect to each Product, on a country by country basis in each country, commencing on the First Commercial Sale of the Product, if the Company is commercializing the Product directly, or the date the Company enters into a licensing agreement or partnering agreement for such Product until the last of:

(i)	the expiration of the last to expire of the Valid Claims covering such Product in such country; or

(ii)	the expiration of any regulatory exclusivity period covering such Product in such country.

For clarity, by way of example, the Royalty Term in the United States extends to October 2026 as of the Effective Date of this Certificate of Designation, which period may be altered by the prosecution of the Company’s patent claims and new patent filings from time-to-time.

“Units” means the units consisting of (i) three-quarter (3/4) of a share of Common Stock, and (ii) one-quarter (1/4) a share of Series A Convertible Preferred Stock offered pursuant to the Private Placement Offering.

“Valid Claim” means a claim (i) of an issued and unexpired United States Patent that has not been revoked or held permanently unenforceable or invalid by a decision of a court or other governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through re-issue or disclaimer or otherwise, or (ii) of any patent application included that has not been cancelled, withdrawn or abandoned or been pending for more than six (6) years.

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(b) Royalties. During the Royalty Term, the Company will pay to the Holders, with the allocation between Holders determined as set forth in Section 8(e), in aggregate, a royalty in an amount (referred to as the “Royalty Amount”) equal to:

Company Commercializes Product Directly	The Rights to Commercialize the Product is Sublicensed by Company to a third-party
3.0% of Net Sales, subject in all cases for all Products in any calendar year equal to the total dollar amount of Units closed on in the Private Placement Offering.	5.0% of any Licensing Proceeds, subject in all cases for all Products in any calendar year equal to the total dollar amount of Units closed on in the Private Placement Offering.

(c) Timing of Royalty Payments. With respect to Products that the Company commercializes directly, royalty payments, if any, will be paid annually 15 business days after the issuance of the Company’s audited financial statements for the prior year. With respect to Products that the Company sublicenses or otherwise disposes of to a third-party, royalty payments, if any, will be paid 10 business days after the end of the applicable quarter in which such Licensing Proceeds were received by the Company. However, all royalty payments shall be accrued by the Company until 15 business days after the issuance of the Company’s audited financial statements for the earlier of (i) the calendar year in which Net Sales exceed $15 million or Licensing Proceeds exceed $2.5 million, or (ii) the year ended December 31, 2019, at which time all accrued royalties shall be paid in a lump sum along with the regular royalty payments and subsequent royalty payments will be made irrespective of the amount of annual Net Sales or Licensing Proceeds.

(d) Vesting. The shares of Series A Convertible Preferred Stock will be immediately vested upon issuance. If a Holder elects to convert all of its Series A Convertible Preferred Stock into Common Stock, pursuant to Section 6(a) herein, prior to the Mandatory Conversion Date, the Holder will forfeit any and all rights to future Royalty Payment Rights, if any. If a Holder elects to convert a portion but not all of its Series A Convertible Preferred Stock into Common Stock at any time prior to the Mandatory Conversion Date, such Holder will forfeit any rights to future Royalty Payment Rights, if any, with respect to such converted shares.

(e) Allocation of Royalty Payment. Once the Royalty Amount has been calculated as set forth in Section 8(b), the Royalty payable to each Investor shall be calculated as follows:

(i) Prior to the three year anniversary of the Effective Date, the Royalty payable to each Investor will be equal to the Royalty Amount Per Share multiplied by the number of Participating Royalty Interests held by Investor on the applicable Record Date

(ii) On or after the three year anniversary of the Effective Date, the Royalty payable to each Investor will be calculated by multiplying the Royalty Amount by the percentage set forth in each Investor’s Royalty Payment Rights certificate. The percentage set forth in each Royalty Payment Rights certificate will be calculated as follows:

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Number of Participating Royalty Interests Held by Investor after the three year anniversary of the Effective Date
Total Participating Royalty Interests after the three year anniversary of the Effective Date

(f) Separability/Effect of Transfer. The Royalty Payment Rights may not be transferred separate from the shares of Series A Convertible Preferred Stock until after the three year anniversary of the Effective Date. Upon the three year anniversary of the Effective Date, the Company will issue a certificate representing the Royalty Payment Rights to each Holder of shares of Series A Convertible Preferred Stock at such date. Such Royalty Payment Rights certificate shall set forth the applicable percentage of any Royalty Amounts payable by the Company on or after the date of issuance of such Royalty Payment Rights certificate and the other applicable terms for such Royalty Payment Rights. Following the issuance of Royalty Payment Rights certificate, the Holders of shares of Series A Convertible Preferred Stock will not have any Royalty Payment Rights resulting from their ownership of such shares of Series A Convertible Preferred Stock and the Royalty Payment Rights shall soley be evidenced by the Royalty Payment Rights certificate and may be transferred, subject to the availability of an exemption from registration under applicable state and federal securities laws, separately from the shares of Series A Convertible Preferred Stock. For all transfers made prior to the three year anniversary of the Effective Date, the Royalty Payment Rights will follow any transfer of the shares of Series A Convertible Preferred Stock. If a Holder transfers any of its shares of Series A Convertible Preferred Stock prior to the three year anniversary of the Effective Date, the transferee of such shares will have thereafter the Royalty Payment Rights related to the shares of Series A Convertible Preferred Stock it receives, and the transferring Holder will thereafter no longer have any Royalty Payment Rights in respect of the shares of Series A Convertible Preferred Stock it transferred.

(g) Unsecured Obligations. The Royalty Payment Rights are unsecured obligations of the Company.

(h) Amendments, Modifications and Waivers. Prior to the Mandatory Conversion Date, all modifications, amendments or waivers to the Royalty Payment Rights shall require the written consent of the Company and the Holders of the majority of the then outstanding shares of Series A Convertible Preferred Stock. Following the issuance of the Royalty Payment Rights certificate, all modifications, amendments or waivers to the Royalty Payment Rights shall require the written consent of the Company and the holders of Royalty Payment Rights certificates representing, in the aggregate, the right to receive at least 50% of any Royalty Amount payable by the Company.

Section 9. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Subscription Agreement or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service, or by facsimile or e-mail, addressed to each Holder at the address of such Holder such forth in the Subscription Agreement or appearing on the books of the Company, or if no such address appears in the Subscription Agreement or on the books of the Company, at the principal place of business of the Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party

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(b) Lost or Mutilated Series A Convertible Preferred Stock Certificate. If a Holder alleges that such Holder’s Series A Convertible Preferred Stock certificate has been lost, stolen or destroyed, the Company will only be obligated to issue a replacement certificate if the Holder delivers to the transfer agent, or the Company, as applicable: (i) a lost certificate affidavit; (ii) an indemnity bond in a form acceptable to the Company’s transfer agent, or if the Company acts as its own transfer agent, an agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate; and (iii) any other documentation that the transfer agent or the Company, if the Company acts as its own transfer agent, may reasonably require.

(c) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

(d) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) Status of Converted Series A Convertible Preferred Stock. If any shares of Series A Convertible Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Series A Convertible Preferred Stock.

(f) Assignment. The holders of the Series A Convertible Preferred Stock may not assign, transfer or sell the Series A Convertible Preferred Stock held by such holder or the rights under this Certificate of Designation without the prior written consent of the Company which shall not be unreasonably withheld.

[Signature page follows.]

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IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 20th day of December, 2016.

/s/ Todd Van Emburgh
Name:	Todd Van Emburgh

Title:	President

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